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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-66670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lureen (610) 889-2066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

484 Norristown Road, Suite 100 (Address) Blue Bell (City) PA (State) 19422 (Zip Code)

SEC Mail Processing
JUN 13 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian K. Lureen
Signature

President & CEO
Title

Kristin Acquarola
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kristin Acquarola, Notary Public
Montgomery County
My commission expires August 27, 2022
Commission number 1200030
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

CONTENTS

MorisonCogen LLP
Certified Public Accountants • Business Consultants
Morison KSi Independent member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Heritage Financial Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (the Company) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

2018 Revised Financial Statements

As discussed in Note 7 to the financial statements, the accompanying December 31, 2018 financial statements have been revised to include a reconciliation of the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital and the Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, Inc.'s financial statements. The supplemental information is the responsibility of Heritage Financial Systems, Inc.'s management. Our audit procedures

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

To the Stockholders and Board of Directors of
Heritage Financial Systems, Inc.
(Continued)

included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison Cogen LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 27, 2019, except for Note 7, to which the date is June 10, 2019

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 53,798	$ 54,775
Commissions receivable	1,464	1,250
Non allowable receivables	1,310	1,310
TOTAL ASSETS	$ 56,572	$ 57,335
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable and accrued expenses	$ 14,504	$ 27,506
Due to parent Company	16,568	1,669
	31,072	29,175
LONG TERM LIABILITIES		
Shareholder loan	18,669	-
TOTAL LIABILITIES	$ 49,741	$ 29,175
STOCKHOLDERS' EQUITY		
COMMON STOCK – 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	388,370	338,370
ACCUMULATED DEFICIT	(406,539)	(385,210)
TOTAL STOCKHOLDERS' EQUITY	6,831	28,160
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,572	$ 57,335

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUE		
Commissions and other income	$ 49,548	$ 97,386
OPERATING EXPENSES	(70,877)	(147,939)
NET LOSS	$ (21,329)	$ (50,553)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2017	$ 25,000	$ 338,370	$ (334,657)	$ 28,713
CONTRIBUTED CAPITAL	-	50,000	-	50,000
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2017	-	-	(50,553)	(50,553)
BALANCE - DECEMBER 31, 2017	25,000	388,370	(385,210)	28,160
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2018	-	-	(21,329)	(21,329)
BALANCE - DECEMBER 31, 2018	$ 25,000	$ 388,370	$ (406,539)	$ 6,831

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (21,329)	$ (50,553)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in assets		
Commissions receivable	(214)	11,340
Non allowable receivables	-	2,995
Due to parent company	14,899	11,130
Shareholder's loan	18,669	-
Increase (decrease) in liabilities		
Commissions payable and accrued expenses	(13,002)	13,272
Net cash used in operating activities	(977)	(11,816)
FINANCING ACTIVITIES		
Contributed Capital	-	50,000
NET CHANGE IN CASH	(977)	38,184
CASH - BEGINNING OF YEAR	54,775	16,591
CASH - END OF YEAR	$ 53,798	$ 54,775

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a subsidiary of Heritage Fincorp, Inc.

Revenue Recognition
The company recognizes revenue, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, beginning January 1, 2018.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission
Revenue is recorded when the paperwork is completed, and payment is submitted by the customer, which is the date that the Company's performance obligation is satisfied.

Variable Annuities
Revenue is recorded when the paperwork is completed and payment is submitted by the customer, which is the date that the Company's performance obligation is satisfied.

Mutual Funds
Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Private Placements and Limited Partnership Interests
Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer, which is the date that the Company's performance obligation is satisfied.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations over when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allocation of Expenses from Affiliates

Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function.

"S" Election

The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income

The company follows FASB ASC 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standard Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

On January 1, 2018, the Company adopted the standard using the modified retrospective method. Results for years beginning on or after January 1, 2018 are presented under Topic 606; however, prior year amounts are not adjusted and continue to be reported in accordance with Topic 605. The adoption of this standard did not have a material effect on the Company's financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of December 31, 2018, there are no recently issued accounting standards not yet adopted which would have a material effect on the Company's financial statements.

Subsequent Events

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 27, 2019 (except for Note 7, as to which the date is June 10, 2019), the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – NON ALLOWABLE RECEIVABLES

Non allowable receivables represent commission receivables over 30 days old and 12b1 trails in excess of allowable payables.

NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2018, two customers constituted approximately 79% of the total revenue. At December 31, 2018, there was $1,275 amount due from one of these customers.

For the year ended December 31, 2017, three customers constituted approximately 55% of the total revenue. At December 31, 2017, there was no amount due from these customers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $11,054 and $13,234 for the years ended December 31, 2018 and 2017. The company owed its parent $16,568 and $1,669 for such services as of December 31, 2018 and 2017.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

Included in the commission payable was $6,994 and $8,696 due to a minority shareholder as of December 31, 2018 and 2017.

NOTE 6 – ADDITIONAL PAID IN CAPITAL

On February 27, 2017 an officer of the company contributed $50,000 to the company in exchange for a 3% equity position in the company. On June 7, 2017, Heritage Fincorp, Inc. transferred 30 shares of Heritage Financial Systems, Inc. to this officer.

NOTE 7 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. At December 31, 2018, the company had net capital as defined under Rule 15c3-1 of $5,521, which was $521 in excess of its required net capital of $5,000.

The Company filed an amended 4th quarter 2018 focus report (Form X-17A-5, Part IIA) on February 27, 2019 that resulted in net capital to be less than 120% of the Company's minimum net capital requirement. This was a result of audit adjustments to recognize additional expenses of $21,035 and correct revenue recognition resulting in a reduction of revenue by $3,669. These adjustments are reflected on the Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. Net capital early warning notifications were processed on March 8, 2019.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholders' equity qualified for net capital	$ 6,831
DEDUCTIONS	
Non-allowable assets	
Commissions receivable,12b1 trails and due to parent company	1,310
NET CAPITAL	$ 5,521
AGGREGATE INDEBTEDNESS	$ 49,741
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (BASED ON 6 2/3% AGGREGATE INDEBTEDNESS)	$ 3,316
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 521
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	900.94%

See accompanying Form X-17A-5 reconciliation.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Net capital as calculated per Heritage Financial Systems, Inc.'s originally filed Form X-17A-5, Part IIA as of December 31, 2018	$ 30,225
Accrual of additional 2018 expenses	(21,035)
Correction of revenue recognition	(3,669)
Net capital as calculated per 2018 audit report and amended Form 17A-5, Part IIA	$ 5,521
Excess net capital as calculated per Heritage Financial Systems, Inc.'s originally filed Form X-17A-5, Part IIA as of December 31, 2018	$ 25,225
Accrual of additional 2018 expenses	(21,035)
Correction of revenue recognition	(3,669)
Excess net capital as calculated per 2018 audit report and amended Form 17A-5, Part IIA	$ 521
Net capital less the greater of 10% of line 19 or 120% of line 12 as calculated per Heritage Financial Systems, Inc.'s originally filed Form X-17A-5, Part IIA as of December 31, 2018	$ 24,225
Accrual of additional 2018 expenses	(21,035)
Correction of revenue recognition	(3,669)
Net capital less the greater of 10% of line 19 or 120% of line 12 as calculated per per 2018 audit report and amended Form 17A-5, Part IIA	$ (479)
Total aggregate indebtedness as calculated per Heritage Financial Systems, Inc.'s originally filed Form X-17A-5, Part IIA as of December 31, 2018	$ 25,037
Accrual of additional 2018 expenses	21,035
Correction of revenue recognition	3,669
Total aggregate indebtedness as calculated per 2018 audit report and amended Form 17A-5, Part IIA	$ 49,741
Percentage of aggregate indebtedness to net capital as calculated per Heritage Financial Systems, Inc.'s originally filed Form X-17A-5, Part IIA as of December 31, 2018	82.84%
Percentage of aggregate indebtedness to net capital per 2018 audit report and amended Form 17A-5, Part IIA	900.94%

MorisonCogen LLP
Certified Public Accountants • Business Consultants
Morison KSi
Independent member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have reviewed management's statement, included in the accompanying Management's Statement Pursuant to SEC Rule 15c3-3 in which (1) Heritage Financial Systems, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heritage Financial Systems, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2(i) (the "exemption provisions") and (2) Heritage Financial Systems, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Heritage Financial Systems, Inc.'s management is responsible for compliance with the exemption provisions and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morison Cogen LLP

Blue Bell, Pennsylvania
February 27, 2019

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

HERITAGE
MOVING WEALTH FORWARD

Brian K. Lureen
President & CEO

Management's Statement
December 31, 2018

Heritage Financial Systems, Inc. (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

2. The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Heritage Financial Systems, Inc.

I, Brian K. Lureen, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President & CEO

Securities offered through Heritage Financial Systems, Inc., Member FINRA/SIPC/MSRB
5 Great Valley Parkway, Suite 334, Malvern, PA 19355 ~ Main (610) 889.2066 ~ Fax (610) 889.2056